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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2005

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972 and 333-14140 and Form S-8 Registration Statements File Nos. 333-84180, 333-932, 333-11648, 333-122271 and
333-122302.

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                                  ATTUNITY LTD



6-K Items

1. Press Release re Nacan Synchronizes SAP Orders in Real-time with Attunity Stream dated February 9, 2005.


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                                                                          ITEM 1

Press Release                                                   Source: Attunity

Nacan Synchronizes SAP Orders in Real-time with Attunity Stream

Wednesday February 9, 9:00 am ET

Real-Time Change Data Capture Reduces Costs and Increases Efficiencies in Supply Chain Management

WAKEFIELD, Mass.--(BUSINESS WIRE)--Feb. 9, 2005-- Attunity, Ltd. (NASDAQ: ATTU -
News), a leading provider of enterprise data integration software, announced today that Nacan Products Ltd. has deployed Attunity Stream(TM) to synchronize online business transactions between its parent company's information systems. Attunity Stream, the company's real-time change data capture solution allows Nacan to execute supply chain interactions more efficiently by capturing, routing and converting purchase orders to new sales orders.

Nacan Products is the Canadian subsidiary of National Starch and Chemical Company, a global leader in natural and synthetic polymer technology for adhesives, resins and specialty chemicals, electronic materials and food and industrial starches. Nacan purchases manufactured starch and polymer materials from National's plants in the U.S. and sells them throughout Canada. Nacan supplies ingredients and materials for many products used in the home, office or plant.

To improve process efficiencies and reduce costs, Nacan was looking to streamline and synchronize purchase order and sales order information between its BPCS ERP system and corporate SAP system. Nacan implemented Attunity Stream to capture new purchase orders from BPCS and automatically route them in real-time to SAP using an integration process in BizTalk Server 2004. Once changes are delivered to SAP, a sales order is created and a confirmation is returned in real-time.

"Attunity's products have allowed us to build an event-driven and efficient solution that integrates our order management process in real-time," said Rob Hollett, Business Systems Analyst at Nacan Products. "The combined solution with BizTalk Server worked seamlessly, and we're now reaping the benefits with reduced processing costs. This helped us deliver a cutting-edge solution to our supply chain management challenge."

"We are seeing ever-increasing market demand for real-time enterprise data integration," said Dan Potter, vice president of marketing at Attunity. "Companies like Nacan are at the forefront of this trend. They are realizing significant benefits from moving to a real-time model. Attunity is uniquely positioned as the provider that can deliver change data capture across the entire range of enterprise data sources."

About Attunity Ltd.

Attunity is a leading provider of enterprise data integration software. Using Attunity's products, companies can seamlessly connect to data sources, stream data changes across the enterprise, and federate heterogeneous information to achieve a single view of their business. Employing a unique distributed architecture, Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient Information Grid. The result is significantly enhanced performance and reduced cost of ownership.




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More than 1000 customers around the world use Attunity software for data integration initiatives such as service-oriented integration to the mainframe as part of EAI projects, legacy data access for business intelligence and reporting, real-time and efficient ETL based on change data capture, and single customer views from disparate information sources. Also, Attunity is a trusted partner for industry leaders like Oracle and HP who embed Attunity software into their products and solution offerings.

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Contact:
     Attunity
     Stefan Wennik, 781-213-5218
     stefan.wennik@attunity.com




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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ATTUNITY LTD
                                            ------------
                                            (Registrant)



                                            By: /s/Ofer Segev
                                                -------------
                                                Ofer Segev
                                                Chief Financial Officer


Date: February 10, 2005